CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
October 3, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-14901

Dear Ms. Jenkins:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated September 10, 2012. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data

Note 1 - Significant Accounting Policies

Impairment of Long-Lived Assets, page 119

1.
As discussed in our prior teleconference, Rule 4-10(a)(15) of Regulation S-X defines a field, in part, as associated with “localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.” In response to our prior comment 1, we note your citation and quote from the USGS Report Series 2006-1237 that regional continuous accumulations are not segregated into discrete fields that exhibit gravity segregation of hydrocarbons and water. We cannot agree with this position as we note that page 37 of this same document states there are 68 named gas fields within the Devonian assessment unit which encompasses your shallow gas segment. This indicates to us that this description of continuous accumulations may not apply to this segment. Please explain to us with appropriate maps if such fields are included in your shallow gas segment and, if true, why they are not treated separately for impairment purposes.

The Company agrees that there are 68 named gas “fields” within the Devonian Siltstone and Shale Assessment Unit (“Devonian AU”). However, relative to the Company's operations and the manner in which we manage our business, we do not believe that these 68 named fields within the

Devonian AU constitute a logical grouping of assets for our impairment testing for the following reasons:

•	CONSOL does not have any shallow oil and gas production from wells producing solely from the Devonian AU.

•
The Company's shallow oil and gas production occurs primarily from wells completed across multiple formations referenced in USGS Report Series 2006-1237 as continuous gas accumulations in the Catskill Sandstone and Siltstone (Petroleum System Model - pg. 40)  and Berea Sandstone (Petroleum System Model - pg. 43) Assessment Units (AU). Exhibit A depicts the overlapping nature of these accumulations.

Rule S-X 4-10(a)(15) allows reservoirs that are associated by being in overlapping or adjacent fields to be treated as a single or common operational field. Based on the vertical overlapping of the reservoirs from which our shallow oil and gas wells produce, we believe it is appropriate to classify these assets into one field. Our internal geologist, geoscientists, and reserve engineers have reviewed our reserve classifications and determined these field accumulations to be appropriate relative to S-X 410(a)(15).  Our independent gas reserve auditors have concurred with this determination. ASC 932-360-35-8 provides “Typically, the evaluation of oil and gas producing properties is on a field-by-field basis or by logical grouping of assets if there is a significant shared infrastructure.” Given the manner in which our assets have been acquired and developed throughout the history of our natural gas operations, we believe the grouping of wells relative to the applicable target strata provides the most logical grouping for the purposes of assessing impairment.

2.
We reviewed your response to our prior comment 2 related to cash inflows. Your response focused on sales contracts and delivery and not on the production from each well. Please clarify for us the earliest point at which your well production is metered (e.g. at the wellhead, pad, small grouping of wells, etc.) specifically focusing on the lowest level for which production information is captured.

As is customary in the oil and gas industry, production is typically metered at the wellhead. The wellhead is equipment located at the top of a well casing that is used to maintain the surface control of a well. These volume readings are the basis for the allocation of total sales dollars to the individual well. This allocation is completed for various tax, royalty and working interest partner purposes. However, sales volumes are metered at various aggregation points (i.e. sales meters) for collections of individual wells, as the Company does not sell gas volumes on a well-by-well basis. As discussed further in response to comment #3 and #4, production data at the individual well level does not provide a complete set of cash flows that are largely independent of the cash flows of other surrounding wells for an impairment assessment.

3.
We reviewed your response to our prior comment 2 related to cash outflows, noting that your operations are divided by strata type (segment) and by geography (four operating regions). We also note that well management and gathering system maintenance is performed on a regional basis, not on strata type basis, and that the costs accumulated regionally are allocated to each strata type for segment reporting. Given that your management decisions and costs are accumulated regionally, then allocated to segment, please tell us how the geographic accumulation of costs does not constitute a lower level of cash outflows than the segment level.

Management's strategic and operational decisions are not made regionally. Regional management is responsible for executing the decisions made centrally by the chief decision maker. Also, while certain costs are accumulated regionally, the majority of our operating costs are incurred at levels higher than the geographic regions. For further discussion of specific management decisions and operating cost structures, see our response to comment #4.

ASC 360-10-55-35 states that varying facts and circumstances will inevitably justify different groupings of assets for impairment review and that determining the lowest level of cash flows requires considerable judgment. The following factors were considered in the determination not to test for impairment using a geographical grouping of assets and cash flows:

•
Cash inflows are not specific to the geographic regions. Sales contracts are not tied to specific wells, or grouping of wells. A grouping of assets based only on the consideration of our cash inflows from our gas sales would suggest impairment testing at the total gas division level since production from any well, grouping of wells, or target strata can satisfy the physical delivery requirements of our sales contracts and since physical production from multiple strata is commonly pooled for sale at specific sales points.

•
An aggregation by geography would ignore the material differences in cash operating costs for wells drilled in different target strata. For example, cash operating costs for the year ended December 31, 2011 range from $1.78 per mcf for Marcellus wells to $3.63 per mcf for shallow oil and gas wells.

•
An aggregation by geography would ignore the material differences in capital costs for wells drilled in different target strata. For example, capital costs to drill a shallow oil and gas well average $400 thousand per well and generally take 3 months to turn in line, compared to a Marcellus well capital costs which average $6 to 7 million per well and generally take 9 months to turn in line.

4.	To help us further understand your gas operations, specifically your shallow oil and gas segment, please address the following:

•
We note that the management of well production and gathering infrastructure maintenance is performed by the operating region. Please clarify for us at what management level decisions are made regarding wells (e.g. drill, rework, shut-in, etc.), explain to us the process by which such decisions are made, including the factors considered, and the levels at which any related cash flow analysis are performed, (e.g. individual wells or groups of wells). To the extent that wells are grouped, explain the basis for this.

The number of wells to be drilled each year by target strata (shallow oil & gas, Marcellus, coal bed methane) is determined by the chief operating decision maker based on several factors including total company earnings and cash flow projections, anticipated economics for each target strata, synergies with existing development in each strata, and drilling or lease commitments.  Economic models used in the decision making process are constructed and maintained for each target strata. In other words, there is a single model for all shallow oil and gas wells and a single model of all Marcellus wells. Economics are not maintained on a well-by-well basis nor are operating decisions made or executed on a well-by-well basis. The assessments of economics and the related strategic decisions are based upon the portfolio of wells within each target strata.

Rework decisions are evaluated on a case-by-case basis using an incremental economic analysis relative to the effected target strata. The analysis includes the anticipated incremental cash inflows from the assumed increase in production, the anticipated capital cost for the rework, and the overall strategic and operational goals established for each target strata. Reworks are only performed when the aforementioned economic analysis meets certain criteria established by the chief operating decision maker.

The Company has not historically shut-in or abandoned wells based upon the economics associated with individual wells because discrete detailed costs and revenue information by individual well is not complete. Shut-in and abandonment decisions are made subject to criteria established by the chief operating decision maker based on several factors including, but not limited to, the following:

•	safety and environmental compliance;

•	operational maintenance needs at the well site, compressors, or pipelines;

•	mitigation of potential communication issues associated with nearby hydraulic fracturing operations; and

•	overall operating and financial results for the strata.

•	Tell us the lowest level at which bookkeeping records are maintained for costs incurred in your gas division, specifically your shallow oil and gas segment.

Bookkeeping records for the shallow oil and gas costs are maintained as follows:

Lifting Costs:

Lifting costs are made up of both direct and indirect costs which are tracked using one of three methods.

•
Specific to the well--- these costs are unique to each individual well. Bookkeeping records for these types of costs are maintained at the individual well level. Cost information specific to the well made up approximately 30% of the annual 2011 shallow, oil and gas lifting costs. Examples of costs maintained at the specific well level include swabbing, repairs and maintenance of well equipment, chemicals, fuels and lubricants.

•
Costs collected by target strata (shallow oil and gas, Marcellus, CBM) that are not allocated to the individual well--- these costs are collected and maintained at the target strata level and are not pushed down to the individual well. These costs are not managed by individual well and therefore are not allocated to individual wells. These costs made up approximately 30% of the annual 2011 shallow oil and gas lifting costs. Examples include environment compliance, safety and security, insurance, etc.

•
Certain other costs are allocated to the individual well based on various operating statistics--- these costs are directly related to the underlying portfolio of wells, but are not identifiable to a specific well. These costs made up approximately 40% of the annual 2011 shallow oil and gas lifting costs. Examples of costs maintained at the individual well through allocations include various contractual services, salt water disposal, road maintenance, and production and severance tax.

Gathering Costs:

Gathering costs are incurred at the regional level and then allocated to the target strata based on production. These costs are not allocated to an individual well for the shallow oil and gas. These costs include firm and interruptible transportation, power, repairs and maintenance, equipment rental, compression expense, and various other expenses associated with our gathering function.

Capital Expenditures:

Capital expenditures are accumulated and tracked on a well-by-well basis. The cost structure by well for each target strata (shallow oil and gas, Marcellus, CBM) are significantly different.

In summary, less than 15% of the shallow oil and gas cash operating costs are discrete to the individual well. Further, as discussed in response to comment #3 and the significant disparity in capital expenditures, the Company does not believe the regional level is appropriate. Accordingly, the Company does not believe that complete, largely independent cash flows are present at a level lower than the target strata.

Tell us whether you have any working interest or net profit interest owners in your wells, and if so, please tell us how you calculate and report their portion of profit or loss.

Approximately 10% of our operated shallow oil & gas wells are party to working interest agreements with third parties. These are legacy agreements which were acquired in the Dominion Acquisition and are de minimis to shallow oil and gas financial results. The average working interest percentage held by third parties for shallow oil and gas wells is less than 30%. The joint interest statements are calculated using the allocated revenues and certain cost information that is allocated to the individual leasehold, as permitted by the underlying lease agreements. The nature and amount of costs that may be charged to a leasehold may vary significantly between lease agreements. Costs held at the target strata level are not included in these cost statements.

_______________________

We believe these responses satisfy the staff's requests.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer

Exhibit A: Representative Appalachian Producing Intervals

CONSOL ENERGY

Coalbed Methane
Mississippian
Devonian
Sandstones
Limestone
Lower Huron
Rhinestreet
Marcellus
Helderberg
Deep Gas
500
1000
1500
2000
2500
3000
3500
4000
4500
5000
5500
6000
6500
7000
7500
8000
8500
Depth
WV Geological Survey map of various continuous Appalachian Tight Sands

- Map conveying extent of various Appalachian tight sands as they relate to a generalized CONSOL "wellbore". The map does not tie directly to those referenced in the response, but relates the continuous and overlapping nature of CONSOL's producing zones.

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